UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 16, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX’S NEW ZEALAND METHANOL PLANT RESUMES PRODUCTION
August 16, 2006
Methanex Corporation announced today that is has re-started its 530,000 tonne per year Waitara Valley methanol plant located in New Zealand. This plant is operated by Methanex as a flexible asset. The operation of this plant is dependant upon methanol industry supply/demand dynamics and the availability of natural gas on commercially acceptable terms.
John Floren, Methanex’s Senior Vice President, Global Marketing and Logistics, said, “The decision to re-start Waitara Valley is driven by our view of methanol industry balances. As a result of continuing strong demand as well as planned and unplanned supply outages, inventories of methanol are at extremely low levels. We believe that, in this environment, the methanol industry will experience tight market conditions over the next year. Operating our New Zealand plant will help to address some of the additional customer demand that we are experiencing today and offset some of the shortages that are evident in the market.”
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Select Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.
This news release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements and Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:

Wendy Bach	Diana Barkley
Director, Investor Relations	Director, Public Affairs
Methanex Corporation	Methanex Corporation
604-661-2600	604-661-2600